SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Nephros, Inc.
______________________________________________________________________________
(Name of Issuer)

Common Stock $0.001 PAR VALUE
______________________________________________________________________________
(Title of Class of Securities)

640671103
______________________________________________________________________________
(CUSIP Number)

Salina Love
Enso Capital Management LLC
540 Madison Avenue, 18th Floor
New York, NY  10022

With a copy to:

Richard Prins
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY  10036
(212) 735-3000
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2009
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Enso Global Equities Master Partnership, LP 75-3065586
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,112,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,112,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 5.30%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Enso Capital Management, Ltd. (no I.R.S. Identification No.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,112,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,112,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 5.30%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Enso Capital Management LLC 41-2025458
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,112,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,112,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 5.30%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joshua A. Fink
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,112,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,112,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 5.30%
14.	Type of Reporting Person (See Instructions) IN

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Schedule 13D (this "Amendment No. 5") amends the Schedule 13D originally filed with the United States Securities and Exchange Commission on September 25, 2007 (the "Original Schedule 13D"), as amended by Amendment 1 thereto filed on May 27, 2008 ("Amendment No. 1"), Amendment 2 thereto filed on November 18, 2008 ("Amendment No. 2"), Amendment 3 thereto filed on December 29, 2008 ("Amendment No. 3") and Amendment 4 thereto filed on May 15, 2009 ("Amendment No. 4") (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment 4, is referred to herein as the "Schedule 13D").  This Amendment No. 5 relates to the shares of the common stock, par value $0.001 per share (the "Common Stock"), of Nephros, Inc., a Delaware corporation (the "Company"), owned by Enso Global Equities Master Partnership, LP, Enso Capital Management, Ltd., Enso Capital Management LLC and Joshua A. Fink (collectively, the "Reporting Persons").  Except as specifically amended by this Amendment No. 5, items in the Schedule 13D are unchanged.

Information in this Amendment No. 5 with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On May 15, 2009, Enso sold 167,496 Common Shares in open market transactions and the Reporting Persons sold on behalf of investor accounts under management by the Reporting Persons 32,504 Common Shares in open market transactions.  On May 18, 2009, Enso sold 15,996 Common Shares in open market transactions and the Reporting Persons sold on behalf of investor accounts under management by the Reporting Persons 3,104 Common Shares in open market transactions.  On May 19, 2009, Enso sold 175,871 Common Shares in open market transactions and the Reporting Persons sold on behalf of investor accounts under management by the Reporting Persons 34,129 Common Shares in open market transactions.

Item 5. Interest in Securities of the Issuer.

The first paragraph of Item 5 is hereby amended as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons calculated as described below are as follows:

(a) Amount beneficially owned: 2,112,232

(b) Percent of class: 5.30%

(c) Number of shares as to which the person has:

                        (i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,112,232

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,112,232

The last paragraph of Item 5 is hereby amended and restated as follows:

Except as set forth above and in Amendment No. 4, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

ENSO GLOBAL EQUITIES MASTER PARTNERSHIP, LP
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Director of Enso Capital Management, Ltd. (general partner of Enso Global Equities Master Partnership, LP)

ENSO CAPITAL MANAGEMENT, LTD.
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Director

ENSO CAPITAL MANAGEMENT LLC
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Chief Executive Officer and Chief Investment Officer

JOSHUA A. FINK
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink

Dated:  May 20, 2009